Exhibit 99.2

Ancora Sends Letter to Green Plains’ Board of Directors Regarding the Need to Explore a Sale

Believes Green Plains’ Ongoing Transformation Faces Numerous Long-Term Risks, Ranging from Economic Volatility to Secular Headwinds to Policy Shifts

Contends the Board Should Proactively Evaluate Sale Options to Maximize the Value of the Company’s Disruptive AgTech IP Portfolio and Green Plains’ Position as a Major Feedstock Producer in the Rapidly Consolidating Renewable Diesel Industry

Estimates a Sale to a Strategic Acquirer Would Yield $50 Per Share or More for Shareholders, Likely Representing the Best Risk-Adjusted Path Forward

CLEVELAND--(BUSINESS WIRE)-- Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”), which is the second largest shareholder of Green Plains Inc. (NASDAQ: GPRE) (“Green Plains” or the “Company”) with ownership of nearly 7% of the Company’s outstanding common shares, today released the below letter that it has sent to the Company’s Board of Directors (the “Board”).

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January 31, 2023

Green Plains Inc.

1811 Aksarben Drive

Omaha, Nebraska 68106

Attn: The Board of Directors

Members of the Board of Directors,

Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”) is the second largest shareholder of Green Plains Inc. (NASDAQ: GPRE) (“Green Plains” or the “Company”), with ownership of nearly 7% of the Company’s outstanding common shares. We want to begin by commending the Board of Directors (the “Board”) and management for beginning to transform Green Plains from an ethanol producer to a sustainable biorefinery platform with significant long-term potential. Since Ancora became a shareholder two years ago, Chief Executive Officer Todd Becker has consistently engaged with us to detail the Company’s progress and reiterate his ambitious vision. Mr. Becker’s engagement and the Board’s willingness to enact a subset of our proposed governance enhancements last year have helped Ancora and Green Plains maintain an increasingly positive dialogue.

While leadership’s efforts have created significant value over the past two years, the Company’s transformation still represents a bet on the long-term potential seen by Mr. Becker and the Board. Clearly, the Board was very comfortable continually doubling down on this bet prior to the economy contracting, interest rates rising and growth companies seeing their valuation multiples reset. In 2023, however, the macro environment presents a much larger challenge to Green Plains. This reality compounds the political, execution and operating risks inherently associated with the Company continuing its transformation.

Given the aforementioned risks, and the fact that Green Plains’ underlying value is significantly greater than where its shares are trading today, we are asking the Board to commence a review of value-maximizing strategic alternatives. As detailed in this letter, we believe Green Plains’ initial transformation efforts have made it a highly attractive business for strategic acquirers in the agricultural products and energy sectors.

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The Value Created by Green Plains’ Initial Transformation Efforts

Green Plains’ 2021 acquisition of Fluid Quip Technologies helped accelerate its transformation and has produced significant value for shareholders by adding several disruptive technologies to the Company’s portfolio. These new technologies, particularly Green Plains’ new AgTech assets, have enabled the Company to begin producing ultra-high protein ingredients and industrial grade clean sugar, while also enhancing the platform’s renewable corn oil production. Given the scarcity and highly coveted nature of these new co-products, they provide Green Plains with a strategic advantage over its competitors.

The renewable diesel industry is expected to experience significant growth over the next two years as several major expansion projects come online. Green Plains finds itself in an envious position with a clear path to produce roughly 400 million pounds of renewable corn oil, which is a scarce and valuable feedstock for the renewable diesel industry. This sort of scarce, low-carbon intensity feedstock has attracted buyers in the sector who have recently acquired similar companies at very healthy multiples. We believe that the value of Green Plains’ renewable corn oil will continue to multiply, but the time to maximize its value could be in the next 12 months as renewable diesel producers look to secure low-carbon intensity feedstock before their production begins.

Green Plains is also in the process of commercializing its clean sugar ingredients, which we estimate will be the most disruptive aspect of the Company’s AgTech portfolio. If the Company is successful in this venture, we believe its clean sugar ingredients will become a significant competitive threat to the industrial grade dextrose and glucose oligopoly that Archer-Daniels-Midland Company, Ingredion Incorporated, Tate & Lyle Plc. and Cargill Incorporated have operated in for decades. Green Plains’ clean sugar initiatives represent the highest margin opportunity in the Company’s portfolio, and we believe the strategic nature of this co-product would attract significant interest from competitors. It is our belief that Green Plains’ ties to the ethanol industry are masking the value of its strategic and highly competitive co-products.

An Overview of the Market, Execution and Political Risks Associated with Green Plains Swinging for the Fences as a Standalone Company

Despite Green Plains’ long-term potential, there are several factors outside of the Company’s control that could potentially derail its progress. The commercialization of ultra-high protein ingredients is making slower progress than previously thought, with the economics of the opportunity yet to yield meaningful financial results. At the same time, the Company’s aspirations to decarbonize its operations rely on the Summit Carbon Solutions Pipeline being completed over the next three years. The successful completion of this project is pivotal to Green Plains’ ability to capture the sustainable aviation fuel market over the remainder of the decade. These are all inherent risks that are outside of the Company’s control and represent a meaningful risk to long-term value creation potential for Green Plains’ stakeholders.

Additional detail on our concerns include:

•	Market Risk: Every single day there are fewer fuel-burning cars on the road. According to BloombergNEF, more than 50% of the automobiles in the U.S. will be electric by 2030. This number could ultimately be larger – and on a shorter time horizon – based on the tens of billions of dollars in investments that global automotive companies are making in electric vehicle production. Beyond the automotive world, other major consumers of fossil and alternative fuels have sped up their transitions to solar and other renewable power sources due to the war in Ukraine and sustained supply chain headwinds. The market’s demand-side risk is a legitimate threat to the Company’s business over the long term.

•	Execution Risk: Corn oil production and high-protein ingredients have been in high demand while the flow of legacy fuels has been hindered by price and shipping issues. Looking ahead, clean sugar could create significant upside value for Green Plains over time. But there are considerable challenges associated with the development, execution and commercialization of Green Plains’ clean sugar ingredients over the next several years. Building and maintaining proper production in this area can be extremely capital intensive when it comes to facilities, personnel, shipping and hedging. Global energy companies with significant scale, long-term international relationships and more capital are best positioned to take the risks and, if those risks pay off, dominate the marketplace.

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•	Political Risk: While the current Democratic administration in the U.S. has been bullish on the “Green” energy transition, Republicans have been far less supportive. The House of Representatives just swung back to the Republicans, suggesting further political change may be coming to Washington, D.C. in 2024. If there were to be a change in the administration, we suspect it could be a negative headwind for the Company’s products.

The Rationale for a Near-Term Review of Strategic Alternatives

In light of these realities, we believe it is in the best interests of all shareholders for the Board to promptly retain an independent financial advisor to carry out a market test and see what qualified buyers would pay to acquire all of Green Plains. We contend that this is a very logical and responsible step in light of the numerous long-term risks that shareholders will be required to assume if Green Plains continues pursuing its transformation in the public market. Running a comprehensive process is a prudent way to identify whether shareholders can be de-risked and receive a sizable premium this year that would be entirely based on the Company’s long-term potential. Our analysis and diligence indicate that strategic buyers with considerable cash on their balance sheets could be interested in acquiring the Company at a significant premium to current trading prices.

In recent years, there has been significant interest in renewable energy companies, such as Green Plains, by sizable strategic buyers for whom the current financing markets are not a concern. BP Plc., Chevron Corporation and Neste Corporation, for example, have all been active buyers in the sector. We believe there would likewise be tremendous interest in acquiring the entire Green Plains business from multiple strategic buyers from both the agricultural products and energy industries. We estimate a strategic buyer would pay $50 per share, or more, to acquire Green Plains in a robust strategic process.

Most buyers would rather join an organized auction than approach the Board with an unsolicited indication of interest. You have very experienced Board advisors who can surely attest that potential acquirers should not be expected to knock on the door. As such, telling us that "the Board is always open to fielding offers and exploring alternatives” is not a sufficient response.

Next Steps

In closing, we want to reiterate our appreciation for the efforts put forth by the Board and management in recent years. We do, however, believe the best path to delivering shareholders an optimal risk-adjusted return is by pursuing a full sale of the Company given the meaningful risks we have identified and the considerable demand for renewable assets by well-funded buyers.

We welcome the opportunity to present our analysis to the Board and provide recommendations for proceeding with a successful review process.

Sincerely,

/s/ Frederick D. DiSanto	/s/ James Chadwick
Frederick D. DiSanto Chairman and Chief Executive Officer Ancora Holdings Group LLC	James Chadwick President Ancora Alternatives LLC

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About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm's comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Contacts

Longacre Square Partners

Charlotte Kiaie / Scott Deveau, 646-386-0091

ancora@longacresquare.com

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